Term Sheet No. T12 To the Underlying Supplement dated March 25, 2009, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 August 5, 2009

$ Cert PLUS Securities due August 31, 2011 Linked to the iShares® MSCI EAFE® Index Fund

General

•
The securities are designed for investors who seek a leveraged return linked to the appreciation of the iShares® MSCI EAFE® Index Fund. Investors should be willing to forgo interest and dividend payments and, if on the Valuation Date the closing level of the Underlying is 25% or more below the Initial Level, be willing to lose up to 100% of their investment.

•
Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing August 31, 2011†.

•
Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

•
The securities are expected to price on or about August 24, 2009 (the "Trade Date") and are expected to settle on or about August 31, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch
Underlying:	The iShares® MSCI EAFE® Index Fund (the "Underlying"). The Underlying is reported by Bloomberg under the ticker symbol "EFA UP." For more information on the Underlying, see "The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund" in the accompanying underlying supplement.
Upside Participation Rate:	200%
Underlying Return Cap:	Expected to be between 31% and 36% (to be determined on the Trade Date).
Redemption Amount:	You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below.
Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:
•	If the Final Level is greater than the Initial Level, the Underlying Return will equal, subject to the Underlying Return Cap:
Upside Participation Rate	x	Final Level – Initial Level Initial Level
•	If the Final Level is equal to the Initial Level, the Underlying Return will equal zero.
•	If the Final Level is less than the Initial Level and:
•	if a Knock-In Event has occurred, the Underlying Return will equal:
Final Level – Initial Level Initial Level
•	if a Knock-In Event has not occurred, the Underlying Return will equal zero.
Accordingly, if the Final Level is less than the Initial Level and a Knock-In Event has occurred, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. In such case, you will lose at least 25% of your investment and you could lose your entire investment.
Knock-In Event:	A Knock-In Event occurs if, on the Valuation Date, the closing level of the Underlying is equal to or less than the Knock-In Level.
Knock-In Level:	Expected to be 75% of the Initial Level (to be determined on the Trade Date).
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date†:	August 24, 2011
Maturity Date†:	August 31, 2011
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ELT9

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

Investing in the securities involves a number of risks. See "Selected Risk Considerations" beginning on page 4 of this term sheet and "Risk Factors" beginning on page PS-2 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer

Per security	$1,000.00	$	$

Total	$	$	$

(1) For more detailed information, please see "Supplemental Plan of Distribution" on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. In addition, the securities are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

Credit Suisse

August 5, 2009

Additional Terms Specific to the Securities

You should read this term sheet together with the underlying supplement dated March 25, 2009, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Underlying supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003153/a2191818z424b2.htm

  •
  Product supplement No. T-I dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003145/a2191797z424b2.htm

  •
  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  •
  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the "Company," "we," "us," or "our" refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" in this term sheet and "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts for $1,000 principal amount of securities for a hypothetical range of performance of the Underlying from -100% to +100%. The table and the examples below assume a hypothetical Initial Level of 50, an Upside Participation Rate of 200%, a Knock-In Level of 75% of the Initial Level and an Underlying Return Cap of 33.50% (the midpoint of the expected range set forth on the cover page of this term sheet). The actual Initial Level, Knock-In Level and Underlying Return Cap will be determined on the Trade Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

Final Level	Percentage Change in Underlying Level	Underlying Return	Redemption Amount
100.00	100.00%	33.50%	$1,335.00
95.00	90.00%	33.50%	$1,335.00
90.00	80.00%	33.50%	$1,335.00
85.00	70.00%	33.50%	$1,335.00
80.00	60.00%	33.50%	$1,335.00
75.00	50.00%	33.50%	$1,335.00
70.00	40.00%	33.50%	$1,335.00
65.00	30.00%	33.50%	$1,335.00
60.00	20.00%	33.50%	$1,335.00
58.38	16.75%	33.50%	$1,335.00
55.00	10.00%	20.00%	$1,200.00
52.50	5.00%	10.00%	$1,100.00
50.00	0.00%	0.00%	$1,000.00
47.50	-5.00%	0.00%	$1,000.00
45.00	-10.00%	0.00%	$1,000.00
40.00	-20.00%	0.00%	$1,000.00
37.50	-25.00%	-25.00%	$750.00
35.00	-30.00%	-30.00%	$700.00
30.00	-40.00%	-40.00%	$600.00
25.00	-50.00%	-50.00%	$500.00
20.00	-60.00%	-60.00%	$400.00
15.00	-70.00%	-70.00%	$300.00
10.00	-80.00%	-80.00%	$200.00
5.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Redemption Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Level is 75, an increase of 50% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level, is calculated as follows:

  Underlying Return = 200% × [(75 - 50)/50] = 100%, subject to the Underlying Return Cap
  Underlying Return = 33.50%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 1.335
  Redemption Amount = $1,335

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,335 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying, subject to the Underlying Return Cap.

Example 2: The Final Level is 55, an increase of 10% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than the Initial Level, is calculated as follows:

  Underlying Return = 200% × [(55 - 50)/50] = 20%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 1.20
  Redemption Amount = $1,200

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,200 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying.

Example 3: The Final Level is 50, equal to the Initial Level. The Underlying Return when the Final Level is equal to the Initial Level is zero. At maturity, you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 4: The Final Level is 45, a decrease of 10% from the Initial Level. The Underlying Return when the Final Level is less than the Initial Level and when a Knock-In Event does not occur is zero. At maturity, you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 5: The Final Level is 25, a decrease of 50% from the Initial Level. The determination of the Redemption Amount when the Final Level is less than the Initial Level and when a Knock-In Event occurs is calculated as follows:

  Underlying Return = [(25 - 50)/50] = -50%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 0.50
  Redemption Amount = $500

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $500 per $1,000 principal amount of securities because the Final Level is less than the Initial Level and a Knock-In Event has occurred. In these circumstances, you will participate in any depreciation in the level of the Underlying.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

  •
  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of securities. If the Final Level is less than the Initial Level and a Knock-In Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment at maturity is subject to our ability to pay our obligations as they become due.

  •
  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

  •
  THE SECURITIES DO NOT PAY INTEREST – We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the appreciation or depreciation of the Underlying. Because the Redemption Amount due at maturity may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

  •
  CAPPED APPRECIATION POTENTIAL – If the Final Level is greater than the Initial Level, for each $1,000 principal amount of securities, you will receive at maturity $1,000 multiplied by the sum of 1 plus the Underlying Return, subject to the Underlying Return Cap. The Underlying Return will not exceed the Underlying Return Cap which is expected to be between 31% and 36% (to be determined on the Trade Date), regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum Redemption Amount of the securities at maturity is expected to be between $1,310 and $1,360 per $1,000 principal amount of securities.

  •
  THE RETURN ON THE SECURITIES WILL BE AFFECTED BY THE KNOCK-IN LEVEL AND THE OCCURRENCE OF A KNOCK-IN EVENT – The return on the securities will be affected by the Knock-In Level and whether a Knock-In Event occurs. If the closing level of the Underlying is equal to or less than the Knock-In Level on the Valuation Date, a Knock-In Event will have occurred and you will receive substantially less than your principal amount at maturity.

  •
  THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING – Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Underlying's investment adviser. The Underlying is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the securities.

  •
  TRANSITION OF THE UNDERLYING'S INVESTMENT ADVISOR – On June 16, 2009, the Board of Directors of Barclays PLC ("Barclays"), the parent company of BGFA, announced that it had accepted an offer from BlackRock, Inc. ("Blackrock") for the purchase of the Barclays Global Investors business ("BGI") (the "Transaction"). The Barclays Board has resolved to recommend the offer to shareholders for approval at a general meeting to be held in August 2009. The Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the Transaction will cause the automatic termination of the Underlying's current investment advisory agreement with BGFA. In order for the management of the Underlying to continue uninterrupted, the Underlying's Board of Directors or Trustees (the "Board") will be asked to approve a new investment advisory agreement with BGFA. If approved by the Board, the new investment advisory agreement will be submitted to the shareholders of the Underlying for their approval. The failure to obtain such approvals could cause interruptions in the management of the Underlying which could have an adverse effect on the value of the Underlying and consequently on the value of your securities. For further information, please refer to "Description of the Securities—Adjustments to the calculation of a fund" in the accompanying product supplement.

  •
  THE PERFORMANCE OF THE UNDERLYING MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKING INDEX – The Underlying will generally invest in all of the equity securities included in the MSCI EAFE Index, the "Tracking Index" for the Underlying. There may, however, be instances where Barclays Global Fund Advisors ("BGFA"), the Underlying's investment adviser, may choose to overweight another stock in the Tracking Index, purchase securities not included in the Tracking Index that BGFA believes are appropriate to substitute for a security included in the Tracking Index or utilize various combinations of other available investment techniques in seeking to track the Tracking Index. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracking Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracking Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracking Index, see the information set forth under "The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund" in the accompanying underlying supplement.

  •
  NON-U.S. SECURITIES MARKETS RISKS – The stocks comprising the Underlying are issued by foreign companies in foreign securities markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities.

  •
  CURRENCY EXCHANGE RISK – The securities, which are denominated in U.S. dollars, are subject to currency exchange risk through their exposure to the performance of the Underlying, which measures the performance of certain foreign stocks. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks comprising the Underlying, the level of the Underlying and the value of the securities.

  •
  ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of the Securities—Anti-dilution adjustments for funds" in the accompanying product supplement.

  •
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  •
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

  •
  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  •
  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  •
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    o
    whether the closing level of the Underlying is equal to or less than the Knock-In Level;

    o
    the expected volatility of the Underlying;

    o
    the time to maturity of the securities;

    o
    the dividend rate on the stocks comprising the Underlying;

    o
    interest and yield rates in the market generally;

    o
    the occurrence of certain events to the Underlying that may or may not require an adjustment to the Share Adjustment Factor;

    o
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying;

    o
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currency of the stocks comprising the Underlying and any other currency relevant to the value of the Underlying; and

    o
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE® Index Fund based on the closing levels of the Underlying from January 1, 2004 through August 3, 2009. The closing level of the Underlying on August 3, 2009 was 51.58. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The Underlying is reported by Bloomberg under the ticker symbol "EFA UP."

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment.

For further information on the iShares® MSCI EAFE® Index Fund, see "The Funds—The iShares® Funds—The iShares® MSCI EAFE® Index Fund" in the accompanying underlying supplement.

Historical Performance of the iShares® MSCI
EAFE® Index Fund

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  •
  a financial institution,

  •
  a mutual fund,

  •
  a tax-exempt organization,

  •
  a grantor trust,

  •
  certain U.S. expatriates,

  •
  an insurance company,

  •
  a dealer or trader in securities or foreign currencies,

  •
  a person (including traders in securities) using a mark-to-market method of accounting,

  •
  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

  •
  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.

It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under "Constructive Ownership Transaction Rules"), a U.S. Holder should recognize capital gain or loss upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and the tax basis in the securities (generally their cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions" may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the IRS is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all the economic return" with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the Underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the Underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") that was referred to the House Ways and Means Committee of the previous Congress and would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC ("CSSU").

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions which will not exceed $20 per $1,000 principal amount of securities. CSSU may allow the same discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about August 31, 2009, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

For further information, please refer to "Underwriting" in the accompanying product supplement.

Credit Suisse